

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Ave.
Costa Mesa, CA 92626

      Re: Clean Energy Technologies, Inc.
         Amendment No. 1 to Registration Statement on Form S-3
         Filed December 15, 2023
         File No. 333-275127

Dear Kambiz Mahdi:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-3 filed December 15, 2023

Cover Page

1.   We note your response to prior comment one, including your added disclosure indicating that action by the Chinese government could result in a material change in your operations in China and/or the value of the securities you are registering for sale, including causing the value of such securities to significantly decline. Please revise to additionally disclose that these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to be worthless. Please also make corresponding changes in your prospectus summary and risk factor sections.

Prospectus Summary, page 3

2.   We note your response to prior comment four, including the diagram on page 3 that
        indicates that, with respect to Sichuan Hongzuo Shuya Energy Limited (Shuya), Jiangsu
        Huanya Jieneng New Energy Co., Ltd. has "extra 10% voting rights through contractual
        arrangement." Please tell us the basis for this statement, or otherwise revise to clarify your
        voting interests in Shuya.

3.   We note your response to prior comment five and reissue it in part. Revise to include a
        summary of risk factors, disclosing the risks that having the majority of the company's
        operations in China poses to investors. In particular, describe the significant regulatory,
        liquidity, and enforcement risks with cross-references to the more detailed discussion of
        these risks in the prospectus. For example, specifically discuss risks arising from the legal
        system in China, including risks and uncertainties regarding the enforcement of laws and
        that rules and regulations in China can change quickly with little advance notice; and the
        risk that the Chinese government may exert more control over offerings conducted
        overseas and/or foreign investment in China-based issuers. Acknowledge any risks that
        any actions by the Chinese government to exert more oversight and control over offerings
        that are conducted overseas and/or foreign investment in China-based issuers could
        significantly limit or completely hinder your ability to offer or continue to offer securities
        to investors and cause the value of such securities to significantly decline or be worthless.

4.   We note your response to prior comment seven and reissue it in part. Quantify any cash
        flows and transfers of other assets by type that have occurred between the company, its
        subsidiaries, and the consolidated VIE(s), and direction of transfer. Quantify any
        dividends or distributions that a subsidiary or consolidated VIE have made to the company
        and which entity made such transfer, and their tax consequences. Similarly quantify
        dividends or distributions made to U.S. investors, the source, and their tax consequences.
        Your disclosure should make clear if no transfers, dividends, or distributions have been
        made to date.

5.   We note your response to prior comment 8, including your statement that you do not
        consider Shuya as constituting a material part of your consolidated financial statements.
        Please tell us whether Shuya's financial results or financial condition constitute a material
        part of your consolidated financial statements. For example, we note your disclosure in
        your quarterly report on Form 10-Q for the quarter ended September 30, 2023 regarding
        the increase in revenues that you attribute, in part, to "the substantial anticipated growth in
        Natural Gas (NG) trading from CETY HK."

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu